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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549

                      FORM 13F

                FORM 13F COVER PAGE
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Report for the Calendar Year or Quarter Ended: September 30, 2012

Check here if Amendment |_|; Amendment Number:
This Amendment (Check only one.): |_| is a restatement.
                                  |_| adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Saratoga Research & Investment Management
Address: 14471 Big Basin Way, Suite E
         Saratoga, CA 95070

13F File Number: 028-13757

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Kevin P. Tanner
Title: President
Phone: (408) 741-2333

Signature, Place, and Date of Signing:

/s/ Kevin P. Tanner   Saratoga, CA   Date October 17, 2012

Report Type (Check only one.):

|X| 13F HOLDINGS REPORT.

|_| 13F NOTICE.

|_| 13F COMBINATION REPORT.

List of Other Managers Reporting for this Manager:

I AM SIGNING THIS REPORT AS REQUIRED BY THE SECURITIES EXCHANGE ACT OF 1934.

<PAGE>

                          FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers:

Form 13F Information Table Entry Total: 53

Form 13F Information Table Value Total: $744,752 (thousands)

List of Other Included Managers:

 No. 13F File Number   Name

NONE

<PAGE>

<TABLE>
<CAPTION>

FORM 13F INFORMATION TABLE

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
3M Company	COM	88579Y101	30738	332594	SH		Sole		303069		29525
Abbott Labs	COM	002824100	22840	333138	SH		Sole		309368		23770
Accenture Ltd New	COM	G1151C101	2214	31615	SH		Sole		30890		725
Adobe Systems	COM	00724F101	12375	381534	SH		Sole		339344		42190
Altria Group	COM	02209S103	273	8180	SH		Sole		4300		3880
Automatic Data Processing	COM	053015103	30708	523498	SH		Sole		470373		53125
Becton, Dickinson & Co	COM	075887109	19726	251097	SH		Sole		235247		15850
Berkshire Hathaway B	COM	084670702	14366	162877	SH		Sole		149607		13270
Bristol-Myers Squibb	COM	110122108	340	10075	SH		Sole		4450		5625
C.H. Robinson Worldwide	COM	12541W209	3513	59973	SH		Sole		44848		15125
C.R. Bard	COM	067383109	12905	123315	SH		Sole		109675		13640
Chevron Corp New	COM	166764100	255	2185	SH		Sole		1060		1125
Cisco Systems	COM	17275R102	28991	1518268	SH		Sole		1391083		127185
Coca-Cola	COM	191216100	29937	789279	SH		Sole		718477		70802
Cognizant Tech Solutions	COM	192446102	2783	39815	SH		Sole		36710		3105
Colgate-Palmolive	COM	194162103	7320	68268	SH		Sole		54928		13340
Diageo PLC	COM	25243Q205	412	3655	SH		Sole		1725		1930
Ecolab Inc	COM	278865100	685	10568	SH		Sole		10568		
FactSet Research Sys	COM	303075105	5864	60813	SH		Sole		46003		14810
General Dynamics	COM	369550108	27348	413616	SH		Sole		379906		33710
Int'l Business Machines	COM	459200101	31434	151527	SH		Sole		136992		14535
Johnson & Johnson	COM	478160104	28877	419052	SH		Sole		384477		34575
Kellogg Company	COM	487836108	266	5145	SH		Sole		2950		2195
Lorillard Inc	COM	544147101	239	2050	SH		Sole		1100		950
McCormick & Co	COM	579780206	13205	212842	SH		Sole		189002		23840
McDonalds	COM	580135101	28988	315942	SH		Sole		284432		31510
Medtronic	COM	585055106	30835	715090	SH		Sole		653795		61295
Microsoft	COM	594918104	30359	1020120	SH		Sole		928135		91985
NIKE	COM	654106103	27778	292679	SH		Sole		264627		28052
National Grid PLC	COM	636274300	346	6250	SH		Sole		3760		2490
Nestle SA Spons ADR	COM	641069406	9142	144632	SH		Sole		108502		36130
Novartis AG ADR	COM	66987V109	211	3450	SH		Sole		1745		1705
Novo Nordisk ADR	COM	670100205	25190	159625	SH		Sole		141890		17735
Omnicom Group	COM	681919106	30196	585645	SH		Sole		533120		52525
Oracle	COM	68389X105	31571	1003527	SH		Sole		911464		92063
Paychex	COM	704326107	398	11950	SH		Sole		6910		5040
Pepsico	COM	713448108	19492	275423	SH		Sole		252007		23416
Pfizer	COM	717081103	250	10070	SH		Sole		5470		4600
Procter & Gamble	COM	742718109	29410	424022	SH		Sole		387557		36465
Southern Copper Corp	COM	84265V105	466	13568	SH		Sole		5232		8336
Spectra Energy	COM	847560109	359	12225	SH		Sole		5380		6845
Stryker	COM	863667101	28472	511542	SH		Sole		466317		45225
Sysco Corp	COM	871829107	24198	773856	SH		Sole		682316		91540

Total System Services	COM	891906109	11750	495780 SH	Sole	467095	28685
United Technologies	COM	913017109	25450	325074 SH	Sole	305634	19440
Varian Medical Systems	COM	92220P105	13453	223026 SH	Sole	204636	18390
Wal-Mart Stores	COM	931142103	35155	476359 SH	Sole	428619	47740
Public Storage 5.90% PFD S	PFD	74460W206	548	20650 SH	Sole	20650	
Enterprise Products Partners L	ETP	293792107	207	3863 SH	Sole	3863	
Kinder Morgan Energy Prtns LP	ETP	494550106	307	3725 SH	Sole	2020	1705
Oneok Partners LP	ETP	68268N103	506	8500 SH	Sole	4700	3800
Plains All American Pipeline L	ETP	726503105	326	3700 SH	Sole	3000	700
SPDR Gold Trust	ETF	78463V107	11875	69082 SH	Sole	59466	9616

</TABLE>